Exhibit 99.1

Ambow Education Holding Ltd. Announces Appointment of Justin Chen as the Chairman of the Audit Committee and the Chairman of the Special Committee with respect to the Internal Investigation

BEIJING, March 19, 2013 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that its Board of Directors designated Justin Chen as the chairman of the audit Committee of the Company and the chairman of the special committee formed by the Board of Directors on July 3, 2012, with the assistance of Fenwick & West LLP, to conduct an internal investigation over allegations made by a former employee of the Company of financial impropriety and wrongful conduct in connection with the Company’s acquisition of a training school in 2008.

Justin Chen was appointed as a director of the Company on March 18, 2013. Justin Chen is a counsel at PacGate Law Group.  He is a California licensed attorney and is qualified to practice before the United States Patent and Trademark Office.  Justin Chen graduated from the University of Iowa, College of Law in 1998, with a Juris Doctor degree and graduated from Peking University, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his Master of Biochemistry and Juris Doctor degrees, both from University of Iowa in 1995 and 1998, respectively.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6026-8130

Email: ir@ambow.com